EXHIBIT 18.1
August 5, 2021

Board of Directors
Dentsply Sirona, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Dentsply Sirona, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Form 10-Q. Note 1 therein describes a change in accounting principle for certain inventories from the last-in, first-out (“LIFO”) inventory accounting method to the first-in, first-out (“FIFO”) inventory accounting method.  It should be understood that the preferability of one acceptable method of accounting over another for determining the cost of inventory has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2020.  Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina